                 [Orrick, Herrington & Sutcliffe LLP Letterhead]

March 15, 2006                                        Douglas L. Madsen
                                                      (202) 339-8492
                                                      dmadsen@orrick.com

Sara W. Dunton, Esquire
Senior Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:      Banc of America Funding Corporation
         Registration Statement on Form S-3
         Filed December 20, 2005
         File No. 333-130536
         ------------------------------------

Dear Ms. Dunton:

         We are counsel to Banc of America Funding Corporation (the
"Depositor"). We have reviewed your letter dated January 18, 2006 (the "Comment
Letter") transmitting comments of the staff of the Division of Corporation
Finance (the "Staff") of the Securities and Exchange Commission (the
Commission") to the above-referenced filing. We have discussed the comments contained in the Comment Letter with various representatives of the Depositor, and the Depositor's responses appear below. Enclosed are two blacklined and two unmarked copies of the Depositor's registration statement on Form S-3 (the
"Registration Statement").

         For your convenience, the Staff's comments are repeated in the italics below, followed by the Depositor's responses. References to the Registration
Statement, base prospectus and form of prospectus supplement are to the enclosed, blacklined versions of these documents.

GENERAL
-------

         1.       Please confirm that the depositor or any issuing entity
                  previously established, directly or indirectly, by the
                  depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of
                  Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of
                  asset-backed securities involving the same asset class as this offering.

                  The Depositor confirms that it and each issuing entity
                  previously established directly or indirectly by the Depositor or any affiliate of the Depositor have been current and timely with reporting under the Securities Exchange Act of 1934, as amended, during

Sara W. Dunton, Esquire
March 15, 2006

                  the last twelve months with respect to asset-backed
                  securities involving the same asset class.

         2.       Please confirm that all of the material terms that will be included in the finalized agreements will be disclosed in the final prospectus filed pursuant to Securities Act Rule 424(b)
                  or will be filed prior to or simultaneously with the final prospectus.

                  The Depositor confirms that all of the material terms that will be included in the finalized agreements will be disclosed in the final prospectus filed pursuant to Securities Act Rule
                  424(b) or will be filed prior to or simultaneously with the final prospectus.

         3.       When it becomes available, please provide us with a copy of the updated form of pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes you made to comply with Regulation AB.

                  The Depositor has provided updated forms of transaction
                  documents as exhibits to the Registration Statement, including an updated form of pooling and servicing agreement. As
                  discussed with the staff, the two blacklined copies of the
                  Registration Statement include exhibits that have been
                  hand-marked to indicate changes made in resonse to Regulation
                  AB.

PROSPECTUS SUPPLEMENT
---------------------

The Series 20-  Certificates, page S-5
--------------------------------------

         4.       Please clarify that you intend to request ratings for all of the offered Class A Certificates. Currently footnote (4)
                  appears to indicate that you will only request ratings for the
                  Class A-R Certificates.

                  In response to comment 4, the Depositor has revised the table on page S-6 of the form of prospectus supplement to indicate for which classes of certificates the Depositor intends to request ratings.

Sara W. Dunton, Esquire
March 15, 2006

BASE PROSPECTUS
---------------

Reports to Certificateholders, page 41
--------------------------------------

         5.       Please revise to clarify that the Distribution Date reports are required to be filed on Form 10-D within 15 days after each required distribution date on the certificates. Refer to
                  Item 1118(a) of Regulation AB.

                  The staff's requested change has been made at page 118 of the base prospectus.

PART II
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Item 17, Undertakings, page II-2
--------------------------------

         6.       Please revise to conform to the new proviso to Item 512(a)(1)
                  of Regulation S-K, which begins with "Provided, however,..."
                  and includes three paragraphs, (A), (B) and (C).

                  The Depositor has tailored the undertakings in the
                  Registration Statement to those undertakings that apply to
                  Form S-3. Paragraph (A) of the proviso under Item 512(a)(1) of
                  Regulation S-K applies solely to Form S-8. Therefore, the
                  Depositor respectfully submits that such paragraph (A) is
                  inapplicable to the Registration Statement on Form S-3.

          If you have any specific questions you would like to discuss, please do not hesitate to contact me at (202) 339-8492.

Very truly yours,

/s/ Douglas L. Madsen
Douglas L. Madsen

Enclosures

cc:      Messeret Nega, Esquire, Securities and Exchange Commission
         David B. Rich III, Esquire, Bank of America Corporation